SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
      RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                (Amendment No.5)*

                        Cinram International Income Fund
              (successor-in-interest to Cinram International Inc.)
                                (Name of Issuer)

                                   Trust Units
                         (Title of Class of Securities)

                                    172595100
                                 (CUSIP Number)

                               Karl Wachter, Esq.
                                 1 American Lane
                          Greenwich, Connecticut 06831
                               Tel: (203) 422-3340
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                December 5, 2006
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                Amaranth LLC

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                (a)[X] (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                0

8.       SHARED VOTING POWER
                0

9.       SOLE DISPOSITIVE POWER

                0

10.      SHARED DISPOSITIVE POWER
                0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                0

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES* [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                0.0%

14.      TYPE OF REPORTING PERSON*
                CO

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                Amaranth  Advisors L.L.C.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                (a)[X] (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                 OO

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                 Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  0

8.       SHARED VOTING POWER
                  0

9.       SOLE DISPOSITIVE POWER
                  0

10.      SHARED DISPOSITIVE POWER
                  0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  0

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES* [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  0.0%

14.      TYPE OF REPORTING PERSON*
                  IA

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Nicholas M. Maounis

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                  (a)[X]  (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  OO

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  0

8.       SHARED VOTING POWER
                  0

9.       SOLE DISPOSITIVE POWER
                  0

10.      SHARED DISPOSITIVE POWER
                  0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  0

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES* [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  0.0%

14.      TYPE OF REPORTING PERSON
                  IN, HC

     This statement is filed with respect to the Trust Units, having no par value (the "Securities") of Cinram International Income Fund (a successor-in-interest to Cinram International Inc.) (the "Issuer") beneficially owned by Amaranth LLC, a Cayman Islands exempted company, Amaranth Advisors L.L.C. and Nicholas M. Maounis (collectively, the "Reporting Persons") as of December 12, 2006 and amends and supplements the Schedule 13D filed April 10, 2006, as previously amended (collectively, the "Schedule 13D"). Except as set forth herein, the Schedule 13D is unmodified.


     The names of the persons filing this statement on Schedule 13D are:

     - Amaranth LLC, a Cayman Islands exempted company ("Amaranth").

     - Amaranth Advisors L.L.C., a Delaware limited liability company.

     - Nicholas M. Maounis, an individual and a citizen of the United States ("Maounis").

Amaranth Advisors L.L.C. is the trading advisor for Amaranth and has been granted investment discretion over portfolio investments, including the Securities formerly held by it, which discretion includes the power to direct the voting and disposition of those investments. Amaranth Advisors (Canada) ULC ("AAC"), a subsidiary of Amaranth Advisors L.L.C., is a Nova Scotia unlimited liability company that provides investment management services to Amaranth with respect to the Securities formerly held by it. Maounis is the managing member of Amaranth Advisors L.L.C. and may, by virtue of his position as managing member, be deemed to have power to direct the vote and disposition of the Securities held by Amaranth.

ITEM 3.  Source and Amount of Funds or Other Consideration.

     The source and amount of funds used by Amaranth in making its purchases of the shares of Securities beneficially owned by the Reporting Persons are set forth below:

SOURCE OF FUNDS                             AMOUNT OF FUNDS
Not Applicable                              CAD$   0

ITEM 4.  Purpose of Transaction.

     Amaranth Canada Trust (the "Trust"), a Canadian resident trust whose sole beneficiary is a Canadian resident wholly-owned subsidiary of Amaranth, sold 8,000,000 Securities of Cinram International Income Fund on December 5, 2006. In addition, Amaranth disposed of its economic interest in 462,400 Securities on December 5, 2006 and 2,222,500 Securities on December 6, 2006.

ITEM 5.  Interest in Securities of the Issuer.

     (a) As a result of these transactions, the Reporting Persons no longer own Securities of the Issuer and have zero economic interest in the Securities of the Issuer.

     For the purposes of Section 13(d) of the Act, Amaranth Advisors L.L.C. may have been deemed to have beneficially owned the Securities formerly held by the Trust as a result of being the Trading Advisor of Amaranth and being the wholly-owning parent of AAC, which provided investment management services to the Trust with respect to the Securities formerly held by the Trust.

     For the purposes of Section 13(d) of the Act, Mr. Maounis may have been deemed to have beneficially owned the Securities formerly held by Amaranth as a result of being the managing member of Amaranth Advisors L.L.C.

     For the purposes of Section 13(d) of the Act, collectively, the Reporting Persons may be deemed to beneficially own 0 Securities, which represent 0.0% of the Securities of the Issuer.

     (b) For the purposes of Section 13(d) of the Act, Mr. Maounis, Amaranth Advisors L.L.C. and Amaranth may have been deemed to have had shared power, with the Trust, to vote or direct the vote of, and to have disposed of or directed the disposition of, the Securities disposed of by the Trust.

     (c) Information concerning transactions in the Securities effected by the Reporting Persons during the 60 days preceding the date hereof which were not previously disclosed on this Schedule 13D is set forth in Schedule 1.

     (d) Shareholders of Amaranth indirectly participated in the receipt of dividends from, and proceeds from the sale of, the Securities held for the account of the Trust.

     (e) December 5, 2006

ITEM 7.  Material to be Filed as Exhibits.

     Information concerning transactions in the Securities effected by the Reporting Persons during the past 60 days is set forth in Schedule 1.

                                   SIGNATURES

     After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.


Dated:   December 12, 2006

          AMARANTH LLC
              by Amaranth Advisors L.L.C., as Trading Advisor

              By: /s/ Nicholas M. Maounis
                  ----------------------------------------
                      Nicholas M. Maounis, Managing Member


          AMARANTH ADVISORS L.L.C.

              By: /s/ Nicholas M. Maounis
                  ----------------------------------------
                      Nicholas M. Maounis, Managing Member


          NICHOLAS M. MAOUNIS

          /s/ Nicholas M. Maounis
          -----------------------
              Nicholas M. Maounis

                                                               SCHEDULE 1

Transactions in the Securities of the Issuer in the last 60 days


  Date of     Reporting       Number of             Number of      Price per
Transaction    Persons    Securities Purchased   Securities Sold   Share CAD$
-----------   ---------   --------------------   ---------------   ----------
 12/05/06     Amaranth                              8,000,000        23.00

  Total                                             8,000,000